UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SARATOGA INVESTMENT CORP.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

80349A208
 (CUSIP Number)

July 26, 2011
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 80349A208		Page 2 of 9 Pages

1.	Names of Reporting Persons. BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	318,250
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	318,250
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,250
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person IA, OO

SCHEDULE 13G

CUSIP No.: 80349A208		Page 3 of 9 Pages

1.	Names of Reporting Persons. GSC CDO III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	277,631
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	277,631
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,631
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person OO

Page 4 of 9 Pages

Item 1(a).	Name of Issuer

Saratoga Investment Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

535 Madison Avenue
New York, New York 10022

Item 2(a).	Name of Person Filing

This statement is filed by Black Diamond Capital Management, L.L.C. ("Black Diamond") and reports Black Diamond's indirect beneficial ownership of Saratoga Common Stock, par value $0.001 per share (the “Shares”), in which GSC CDO III, L.L.C. and certain affiliated entities (collectively, the “Funds”) have a direct ownership interest. On July 26, 2011, Black Diamond completed the acquisition of substantially all of the investment management business and related assets of GSC Group, Inc. and its affiliates, including the rights and obligations under the investment management agreements of the Funds to vote and dispose of the above Shares.  Black Diamond accordingly may be deemed to be the beneficial owner of all of the above Shares.  Black Diamond and GSC CDO III, L.L.C. are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.

Item 2(c).	Citizenship:

Each Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

80349A208

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

Not Applicable.

Page 5 of 9 Pages
Item 4.	Ownership:

All ownership information reported in this Item 4 is as of March 20, 2012.

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

Item 4(a)	Amount Beneficially Owned:

318,250 Shares*

Item 4(b)	Percent of Class:

8.2% (based upon 3,876,661 Shares outstanding, which is the total number of Shares outstanding as of January 12, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 12, 2012).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	318,250
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	318,250

_________________
* Consists of Shares owned directly by GSC CDO III, L.L.C. and certain affiliated entities.

GSC CDO III, L.L.C.

Item 4(a)	Amount Beneficially Owned:

277,631 Shares

Item 4(b)	Percent of Class:

7.2% (based upon 3,876,661 Shares outstanding, which is the total number of Shares outstanding as of January 12, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 12, 2012).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	277,631
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	277,631

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2012

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

GSC CDO III, L.L.C.

By: GSC Acquisition Holdings, LLC, its Member

By: GSC Manager, LLC, its Manager

By: Black Diamond Capital Management, L.L.C., its Member

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Saratoga Investment Corp. dated as of March 20, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

March 20, 2012

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

GSC CDO III, L.L.C.

By: GSC Acquisition Holdings, LLC, its Member

By: GSC Manager, LLC, its Manager

By: Black Diamond Capital Management, L.L.C., its Member

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal